# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: ATAI Life Sciences N.V., CIK 0001840904
CUSIP: 45822R101
Title of class of securities: Common Shares
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 10179
Date of event which requires filing of this statement: 02/14/2025
The filing person previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D.
Filed by CIK 0001845711
Persons authorized to receive notices and communications: Evan S. Simpson, 1 New Fetter Lane, London, United Kingdom (X0), EC4A 1AN, 44 20 7959-8426

## Reporting persons
- Apeiron Investment Group Ltd. (CIK 0001845711): type of reporting person: corporation (CO); citizenship or place of organization: Malta (O1); source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 44,721,717; sole dispositive power 0; shared dispositive power 44,721,717; aggregate amount beneficially owned 44,721,717 (22.6% of the class)
- Apeiron Presight Capital Fund II, L.P. (CIK 0001840676): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Presight Capital Management I, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Fabian Hansen: type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 1,799,302; sole dispositive power 0; shared dispositive power 1,799,302; aggregate amount beneficially owned 1,799,302 (0.9% of the class)
- Christian Angermayer (CIK 0001845872): type of reporting person: individual (IN); citizenship or place of organization: Germany (2M); source of funds: affiliate funds (AF); sole voting power 187,250; shared voting power 44,721,717; sole dispositive power 187,250; shared dispositive power 44,721,717; aggregate amount beneficially owned 44,908,967 (22.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: ATAI Life Sciences N.V.
Address of issuer's principal executive offices: Wallstrasse 16, Berlin, Germany (2M), 10179

## Item 2. Identity and Background
Name of person filing:
Apeiron Investment Group Ltd. ("Apeiron");
Apeiron Presight Capital Fund II, L.P. ("Presight II");
Presight Capital Management I, L.L.C. ("Presight Management");
Fabian Hansen; and
Christian Angermayer.
Residence or business address: The principal business address of Apeiron and Mr. Angermayer is 66 & 67 Amery Street, SLM1707, Sliema, Malta. The principal business address of each of the remaining Reporting Persons is 440 N Barranca Ave Number 3391, Covina, CA 91723 USA.
Present principal occupation or employment: The principal business of Apeiron and Presight II are making investments. The principal business of Presight Management is acting as the general partner of Presight II. Apeiron's sole director is Mario Frendo and his principal business address is 66 & 67 Amery Street, SLM1707, Sliema, Malta. His present principal occupation is Senior Legal Counsel at Apeiron.
Criminal convictions in the last five years: No
Civil proceedings (securities laws) in the last five years: No
Citizenship: Presight II and Presight Management are organized under the laws of the state of Delaware. Apeiron is organized under the laws of the Malta. Each of Messrs. Hansen and Angermayer is a German citizen. Mr. Frendo is a Maltese citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The Reporting Persons originally acquired and beneficially owned 33,885,999 Common Shares, which were previously reported on Schedule 13G filed by the Reporting Persons on February 10, 2022, as amended on February 10, 2023 and February 13, 2024.
On February 14, 2025, the Issuer closed a registered offering of 26,190,477 Common Shares at a purchase price of $2.10 per share with gross proceeds of approximately $55,000,000 (the "Offering"). The underwriter of the Offering also exercised its option to purchase an additional 3,928,571 Common Shares after closing. Apeiron purchased 10,835,718 Common Shares at an aggregate purchase price of approximately $22,750,000 in the Offering.

The source of funds for Apeiron's purchase of Common Shares in the Offering was approximately $17,000,000 in proceeds drawn under a facility agreement, dated as of August 9, 2024, as subsequently amended on October 27, 2024 and February 14, 2025, between Apeiron, as borrower, and Alien Capital Limited ("Alien"), as lender (the "Alien Facility Agreement"), with the remainder being drawn under a facility agreement, dated September 27, 2024, as amended on January 7, 2025 and re-arranged as of January 15, 2025, between Apeiron, as borrower, and Joh. Berenberg, Gosser & Co. KG ("Berenberg"), as lender (the "Berenberg Facility Agreement" and, together with the Alien Facility Agreement, the "Facility Agreements").

Apeiron has pledged the 10,835,718 Common Shares acquired by Apeiron in the Offering to secure its obligations under the Alien Facility Agreement, pursuant to a second amended & restated pledge agreement, dated as of February 14, 2025, in favor of Alien (the "Alien Pledge Agreement"). In relation to the Alien Facility Agreement, Mr. Angermayer has also executed a personal guarantee in favor of Alien, dated as of August 9, 2024 and reconfirmed as of February 14, 2025, and a subsequent confirmation of guarantee agreement, dated as of 14 February 2025, to extend the guarantee to any additional amounts owed after the second amendment of the Alien Pledge Agreement (together, the "Alien Guarantee Agreement"). The Alien Guarantee Agreement is unlimited in time and directly enforceable for up to the principal amount of the Alien Facility Agreement. No Common Shares are currently pledged to Berenberg to secure Apeiron's obligations under the Berenberg Facility Agreement.

The foregoing description of the Facility Agreements, the Alien Pledge Agreement and the Alien Guarantee Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of each agreement attached hereto as Exhibits 99.1 - 99.5.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the securities described in this Schedule 13D for investment purposes and intend to review their investments in the Issuer on a continuing basis. Any actions the Reporting Persons might undertake may be made at any time and from time to time without prior notice and will be dependent upon the Reporting Persons' review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Apeiron may hold or dispose of the Common Shares at its discretion, including on the public market, as repayment of the outstanding loan amount and satisfaction of other obligations under the Facility Agreement, subject to the terms of the Lock-Up Agreement (as defined below).

The Reporting Persons may acquire additional securities of the Issuer, or retain or sell all or a portion of the securities then held, in the open market or in privately negotiated transactions. In addition, the Reporting Persons and their designees to the Board may engage in discussions with management, the Board, and securityholders of the Issuer and other relevant parties or encourage, cause or seek to cause the Issuer or such persons to consider or explore extraordinary corporate transactions, such as: a merger, reorganization or other transaction that could result in the de-listing or de-registration of the Common Shares; sales or acquisitions of assets or businesses; changes to the capitalization or distribution policy of the Issuer; or other material changes to the Issuer's business or corporate structure, including changes in management or the composition of the Board. There can be no assurance, however, that the Reporting Persons will propose such a transaction, that any proposed transaction would receive the requisite approvals from the respective governing bodies and unitholders, as applicable, or that any such transaction would be successfully implemented.

Other than as described above, the Reporting Persons do not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Persons may change their purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: As of February 14, 2025, the Reporting Persons collectively beneficially own 44,721,717 Common Shares, representing approximately 22.6% of the voting rights attached to the Common Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
The following sets forth, as of the date of this Schedule 13D, the aggregate number of Ordinary Shares and percentage of Ordinary Shares beneficially owned by each of the Reporting Persons, as well as the number of Ordinary Shares as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 197,921,444 Common Shares outstanding as of February 14, 2025, comprising the 167,802,396 Common Shares outstanding as of November 4, 2024, as reported by the Issuer in its Form 10-Q dated November 13, 2024, as amended on November 14, 2024, and the 30,119,048 Common Shares issued in the Offering, including the additional Common Shares purchased by the underwriter after closing.

Reporting Person
Apeiron Investment Group, Ltd.

Amount beneficially owned
44,721,717

Percent of class
22.6%

Sole power to vote or to direct the vote
0

Shared power to vote or to direct the vote
44,721,717

Sole power to dispose or to direct the disposition
0

Shared power to dispose or to direct the disposition
44,721,717

Reporting Person
Apeiron Presight Capital Fund II, L.P.

Amount beneficially owned
1,799,302

Percent of class
0.9%

Sole power to vote or to direct the vote
0

Shared power to vote or to direct the vote
1,799,302

Sole power to dispose or to direct the disposition
0

Shared power to dispose or to direct the disposition
1,799,302

Reporting Person
Presight Capital Management I, L.L.C.

Amount beneficially owned
1,799,302

Percent of class
0.9%

Sole power to vote or to direct the vote
0

Shared power to vote or to direct the vote
1,799,302

Sole power to dispose or to direct the disposition
0

Shared power to dispose or to direct the disposition
1,799,302

Reporting Person
Fabian Hansen

Amount beneficially owned
1,799,302

Percent of class
0.9%

Sole power to vote or to direct the vote
0

Shared power to vote or to direct the vote
1,799,302

Sole power to dispose or to direct the disposition
0

Shared power to dispose or to direct the disposition
1,799,302

Reporting Person
Christian Angermayer

Amount beneficially owned
44,908,967

Percent of class
22.7%

Sole power to vote or to direct the vote
187,250

Shared power to vote or to direct the vote
44,721,717

Sole power to dispose or to direct the disposition
187,250

Shared power to dispose or to direct the disposition
44,721,717

Presight II is the record holder of 1,799,302 Common Shares. Apeiron is the record holder of 40,569,415 Common Shares and may be deemed to own an additional 2,353,000 Common Shares underlying convertible notes of the Issuer (the "Convertible Notes"). Christian Angermayer also holds 173,875 vested options that are each exercisable for $5.68 into one Common Share, and 13,375 additional stock options will vest and be exercisable on or about March 7, 2025.

Presight Management is the general partner of Presight II. Apeiron and Fabian Hansen are the managing members of Presight Management. Christian Angermayer is the controlling shareholder of Apeiron.

As a result, each of Presight Management, Apeiron, Mr. Hansen and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Presight II, and Mr. Angermayer may be deemed to share beneficial ownership of the securities held by Apeiron.
Transactions in the class effected during the past sixty days: Except as described in this Item 5, none of the Reporting Persons has beneficial ownership of any Common Shares or, except as described in this Schedule 13D, has effected any transaction in the Ordinary Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Shares owned, directly or indirectly, by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Alien Facility Agreement, Pledge Agreement and Guarantee Agreement

The information set forth in Item 3 of this Amendment is incorporated herein by reference.

Tether Pledge Agreements and Guarantee Agreement

On November 19, 2020, Apeiron entered into a facility agreement with Tether International Limited ("Tether"), as lender, as amended and restated by amendment and restatement agreements dated December 17, 2020, January 26, 2021, February 23, 2021, May 5, 2021, July 19, 2021, September 17, 2021, November 2, 2021, August 16, 2022, September 12, 2022, December 30, 2022, August 2, 2023 and September 18, 2023 (the "Tether Facility Agreement"). Apeiron has pledged 28,364,432 Common Shares beneficially owned by Apeiron and the Convertible Notes in favor of Tether to secure Apeiron's obligations under the Tether Facility Agreement, pursuant to the Account Pledge Agreement, dated August 2, 2023, between Apeiron and Tether, and the Share and Account Pledge Agreement, dated December 6, 2024, between Apeiron and Tether (the "Tether Pledge Agreements"). Mr. Angermayer has also executed a directly enforceable guarantee and indemnity, dated as of September 12, 2022, in favor of Tether (the "Tether Guarantee") unlimited in time, for the full amount (including accrued and unpaid interest) of the Tether Facility Agreement.

The foregoing description of the Tether Pledge Agreements and Tether Guarantee does not purport to be complete and is qualified in its entirety by the full text of each agreement attached hereto as Exhibits 99.6 - 99.8 and incorporated herein by reference.

Lock-Up Agreement

Upon pricing of the Offering, Apeiron entered into a lock-up agreement (the "Lock-Up Agreement") with Berenberg Capital Markets LLC, as underwriter of the Offering, on February 12, 2025. Pursuant to the terms of the form of Lock-Up Agreement, Apeiron has agreed that, for a period ending 90 days after the date of pricing of the Offering, it will not, without the prior written consent of the underwriter of the Offering and subject to certain customary exceptions, not to offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any of the Issuer's Common Shares or securities convertible into or exchangeable or exercisable for any of the Issuer's Common Shares (provided, however, that the Lock-Up Agreement shall not apply to transfers of Common Shares acquired in the open market after the completion of the Offering).

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as Exhibit 99.9 to this Schedule 13D and incorporated herein by reference.

Consultancy Agreement

On January 16, 2021, the Issuer's operating subsidiary, ATAI Life Sciences AG ("ATAI AG") entered into a consulting agreement (the "Original Consultancy Agreement") with Mr. Angermayer. Pursuant to the Original Consultancy Agreement, Mr. Angermayer agreed to render certain services to the ATAI AG, including advising on the structure and timing of the Issuer's initial public offering in June 2021 and on business and financing strategies generally. In exchange for the services provided by Mr. Angermayer, and upon the achievement of certain performance targets, he was allocated 624,000 options under the Issuer's 2020 Employee, Director and Consultant Equity Incentive Plan, each option exercisable for $5.68 into one Common Share. The Original Consultancy Agreement was set to expire on March 31, 2024. The options granted to Mr. Angermayer were subject to his continued services through the date of the agreement.

On January 7, 2024, the Issuer, ATAI AG and Christian Angermayer agreed to enter into the Termination and New Consultancy Agreement (the "Consultancy Agreement"). Pursuant to the Consultancy Agreement, the parties agreed to terminate the Original Consultancy Agreement and enter into a new consultancy agreement between the Issuer and Mr. Angermayer to extend the term of the Original Consultancy Agreement to January 5, 2028, increase the services to include various business objectives (including related to business and finance, communication and investor relations), and provide for the grant of an option to purchase 1,658,094 Common Shares that vests over four years in part based on continued service and in part based on the achievement of certain performance targets.

Of the stock options held by Mr. Angermayer, 173,875 have vested as of the date of this Schedule 13D, and 13,375 additional options will vest and be exercisable on or about March 7, 2025.

The foregoing description of the Consultancy Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which is attached as Exhibit 99.10 and incorporated herein by reference.

Other Arrangements

The remaining 1,369,265 Common Shares directly beneficially owned by Apeiron that are not pledged to Tether and Alien Capital form part of a portfolio of securities pledged to secure two other loan facilities with certain bank lenders, and in one case personally guaranteed by Mr. Angermayer. Apeiron may from time to time also pledge these or additional Common Shares to lenders under its current or other similar facilities.

On February 24, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.11 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit No Description
99.1 Conformed Copy of Facility Agreement, dated August 9, 2024, as amended on October 27, 2024 and February 14, 2025, between Apeiron and Alien
99.2 Second Amended & Restated Account Pledge Agreement, dated February 14, 2025, between Apeiron and Alien
99.3 Guarantee and Indemnity Agreement, dated August 9, 2024, between Christian Angermayer and Alien
99.4 Confirmation of Guarantee, dated February 14, 2025, between Christian Angermayer and Alien
99.5 Re-arrangement of Credit Facility Agreement, dated January 15, 2025, between Apeiron and Joh. Berenberg, Gossler & Co. KG
99.6 Account Pledge Agreement, dated August 2, 2023, between Apeiron and Tether
99.7 Share and Account Pledge Agreement, dated December 6, 2024, between Apeiron and Tether
99.8 Guarantee and Indemnity Agreement, dated September 12, 2022, between Christian Angermayer and Tether
99.9 Lock-up Agreement, dated February 12, 2025, between Apeiron and Berenberg Capital Markets LLC
99.10 Termination and New Consultancy Agreement, by and among the Issuer, ATAI AG and Christian Angermayer, dated January 7, 2024 (incorporated by reference to Exhibit 10.1 to Form 8-K filed by the Issuer on January 9, 2024).
99.11 Joint Filing Agreement, dated February 24, 2025, between Apeiron, Presight II, Presight Management, Fabian Hansen and Christian Angermayer

## Signatures
- Apeiron Investment Group Ltd.: /s/ Mario Frendo, Mario Frendo, Director (02/24/2025)
- Apeiron Presight Capital Fund II, L.P.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (02/24/2025)
- Presight Capital Management I, L.L.C.: /s/ Fabian Hansen, Fabian Hansen, Managing Member (02/24/2025)
- Fabian Hansen: /s/ Fabian Hansen, Fabian Hansen (02/24/2025)
- Christian Angermayer: /s/ Christian Angermayer, Christian Angermayer (02/24/2025)